Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-1 of Corvex, Inc. (f/k/a Movano Inc.) of our report dated April 9, 2025, except for the effects of the October 10, 2025 reverse stock split discussed in Note 2, as to which the date is December 19, 2025, relating to the consolidated financial statements of Corvex, Inc. (f/k/a Movano Inc.) (the “Company”) as of December 31, 2024 and for the year then ended, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a going concern uncertainty), appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2025, filed with the Securities and Exchange Commission. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Baker Tilly US, LLP

San Francisco, California

July 10, 2026